Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	GOLDMAN SACHS & CO. LLC 200 West Street New York, New York 10282

September 3, 2019

VIA EDGAR

Matthew Crispino

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clarivate Analytics Plc

Registration Statement on Form F-1

File No. 333-233590

Dear Mr. Crispino:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Clarivate Analytics Plc that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 7:30 a.m. Eastern time on Thursday, September 5, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, no copies of the Preliminary Prospectus dated September 3, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Reed
	Name:	Elizabeth Reed
	Title:	Managing Director
As Representatives of the several underwriters